Schedule A

Pursuant to paragraph 3 of this Contract, each class will pay a management fee at the annual rate set forth below of the average daily net assets of the class (computed in the manner set forth in the Trust Instrument) throughout the month.

Class	Rate	Effective Date
Initial Class	0.50%	February 14, 2024

Investor Class	0.53%	February 14, 2024

Service Class	0.50%	February 14, 2024

Service Class 2	0.50%	February 14, 2024

HEDGED EQUITY PORTFOLIO

	By	/s/ Heather Bonner
Heather Bonner President and Treasurer

FIDELITY DIVERSIFYING SOLUTIONS LLC

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	By	/s/ Christopher J. Rimmer
Christopher J. Rimmer Treasurer